U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

1. Name and address of Reporting Person

W. C. Howlett
Box 326
Herndon, Virginia  22070


2.  Issuer Name and Ticker or Trading Symbol

Williams Industries, Inc.  (WMSI)

3.  IRS or Social Security Number of Reporting Person
    (Voluntary)


4.  Statement for Month/Year

JULY 1999

5. If Amendment, Date of Original (Month/Year)

6.  Relationship of Reporting Person to Issuer

X   Director
    Officer - Title -
    10% Owner
    Other

**********************

1.  Title of Security

Williams Industries, Inc. Common Stock

2.  Transaction Date (Month/Year)

12/98

3.  Transaction Code

    Code - P


4.  Securities Acquired (A) or Disposed of (D)

    Amount    (A) or (D)    Price

    5000       (A)          $2.75

5.  Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year

a.  25,120
b.  41,433

6.  Ownership Form: Direct (D) or Indirect (I)

a.  D
b.  I

7.  Nature of Indirect Beneficial Ownership

b. 29,433 are owned by Union Iron Company, of which I may be considered a control person. The remaining 12,000 shares are owned by Union Land and Management Company, a 100% owned subsidiary of the Union Iron Company. I own 17.1% of Union Land and Management.

Table II
Derivative Securities Acquired, Disposed of, or Benefically Owned

1.  Title of Derivative Security

A. Option to buy
B. Option to buy

2.  Conversion or Exercise Price of Derivative Security

A.  $2.75 Share
B.  $2.75 Share

3.  Transaction Date (Month/Year)

A.  5/01/98
B.  1/22/99

4.  Transaction Code

    Code
A.  A5
B.  A

5.  Securities Acquired (A) or Disposed of (D)

    Amount    (A) or (D)
A.  Granted option to purchase 3,000 shares of Common Stock -A
B.  Granted option to purchase 2,500 shares of Common Stock - B

6.  Date Exercisable and Expiration Date (Month/Date/Year)

A.  5/1/98 and 4/30/03
B.  1/22/99 and 1/21/04

7.  Title and Amount of Underlying Securities

A.  Title - Common
B.  Title - Common
A.  Amount or Number of Shares - 3,000 Shares
B.  Amount or Number of Shares - 2,500 Shares

8.  Price of Derivative Security

0

9.  Number of Derivative Securities Beneficially Owned at
    End of Year

2 options as set forth above

10. Ownership Form of Derivative Security: Direct (D) or
    Indirect (I)

A.  D
B.  D

11. Nature of Indirect Beneficial Ownership

N/A

Signature

/s/ W. C. Howlett
    W. C. Howlett